FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 3, 2023

Item 1

Banco Santander, S.A. (the “Issuer” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Within the current interest rate benchmark reform framework, and in connection with the two Bank issuances listed in Annex I of this notice (the “Issuances”), the Issuer has carried out a process to gather the consent from each and every investor of those Issuances for the purpose of: (i) replacing the reference interest rate “USD LIBOR” currently applied to those Issuances with the Secured Overnight Financing Rate – “SOFR”, with the necessary adjustments detailed below, following the recommendations published by the Committee on Alternative Reference Rates (“ARRC”), and (ii) including the relevant supplementary robust clauses (“fallbacks”) in the documentation of Issuances, given the possibility of a SOFR discontinuation.

In particular, the following modifications have been made to the Issuances:

-	With regard to Series 3, the current interest rate is replaced with SOFR Compound 6 months (as defined in the Final Conditions attached) plus a margin of 0.92826% payable semi-annually. Once the consent of 100% of the holders has been received, the first interest payment date affected by the modification will be 17th October, 2023.

-	With regard to Series 4, the current interest rate is replaced with SOFR Compound 6 months (as defined in the Final Conditions attached) plus a margin of 0.53826% payable semi-annually. Once the consent of 100% of the holders has been received, the first interest payment date affected by the modification will be 4th September, 2023.

New Final Conditions applicable to Series 3 and 4 are attached to this notice as Annex II .

Likewise, it is hereby stated that all the necessary communications have been made to the relevant bodies.

The foregoing is hereby disclosed as other relevant information for all relevant purposes.

Boadilla del Monte (Madrid), 3 May 2023

ANNEX I

-	“Issuance of Banco Santander, S.A. Internationalization Covered Bonds Series 3 – April 2027” (“Emisión de Cédulas de Internacionalización Banco Santander, S.A. Serie 3 – Abril 2027”), with ISIN code ES0413900657, for an amount of three thousand eight hundred million dollars (USD 3,800,000,000), whose Final Conditions were filed with the Spanish National Securities Market Commission on 21 April 2020 (the “Series 3”).

-	“Issuance of Banco Santander, S.A. Internationalization Covered Bonds Series 4 – March 2026” (“Emisión de Cédulas de Internacionalización Banco Santander, S.A. Serie 4 – Marzo 2026”), with ISIN code ES0413900707, for an amount of one billion dolars (USD 1,000,000,000), whose Final Conditions were filed with the Spanish National Securities Market Commission on 4 March 2021 (the “Series 4”).

ANNEX II

New Final Conditions applicable to Series 3

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-iii-ori-ccff-serie-3-ci-nuevo-indice.pdf)

New Final Conditions applicable to Series 4

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-iii-ori-ccff-serie-4-ci-nuevo-indice.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 3, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance